Exhibit 99.1

Advantage Announces Glacier 2013 Reserves Additions Replace 840% of Production, Achieves 135 mmcfe/d Phase VI Production Ahead of Schedule with Capital Spending Below Budget

(TSX: AAV, NYSE: AAV)

CALGARY, March 11, 2014 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report strong year end 2013 reserve additions for its Montney resource property at Glacier, Alberta ("Glacier").  Proven plus probable ("2P") reserve additions were achieved at a finding and development cost of $1.33/mcfe ($7.99/boe) and a recycle ratio of 2.1.  Total 2P reserves are up 20% to 1.7 trillion cubic feet ("Tcfe").  We are also pleased to report Glacier production reached our 135 mmcfe/d Phase VI target ahead of schedule with capital spending below budget.

Advantage's year-end 2013 corporate reserves which will include the impact of non-core asset divestures during 2013 will be released on March 27, 2014 with its year-end financial and operating results.  All references to year end 2013 financial and operating data in this release are estimates and are unaudited.

Glacier 2013 Reserve Report Summary

•	Advantage replaced 840% of Glacier's 2013 annual production based on Sproule's 2013 Glacier reserve report(1)(2).
•	Glacier reserve additions were achieved at a proven and probable ("2P") Finding & Development ("F&D") cost including the change in Future Development Capital ("FDC") as follows:

	2013	3 Years Ended 2013
2P F&D including change in FDC	$1.33/mcfe or $7.99/boe	$1.06/mcfe or $6.36/boe

(1)	Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate Glacier's year-end reserves as of December 31, 2013 ("Sproule 2013 Glacier reserve report") in accordance with National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). Reserves are stated on a gross (before royalties) working interest basis before unless otherwise indicated.
(2)	Only 12 of our 22 wells in our current Phase VI Glacier drilling program had well test data available for Sproule to utilize in their December 31, 2013 reserve report. The remaining wells were or will be tested after December 31, 2013.

•	Sproule's 2013 Glacier reserve report demonstrates the continued and efficient conversion of identified natural gas and liquids resources at Glacier into 2P reserves. In comparison to the Sproule 2012 Glacier reserve report, the increase in reserves are indicated below by category:
•	Glacier's 2P reserves increased by 20% to 1.70 Tcfe (282.6 mmboe). Natural gas liquids 2P reserves increased 393% to 13.0 mmbbls.
•	Proven reserves increased by 17% to 1.03 Tcfe (172.3 mmboe) and now represents 61% of total Glacier 2P reserves
•	Proven developed producing reserves increased by 18% to 0.21 Tcfe (34.8 mmboe)
•	The recycle ratio associated with our Glacier 2P F&D cost based on Advantage's Q4 2013 estimated operating netback at Glacier is indicated in the following table:
Q4 2013 Glacier
Revenue ($/mcfe) (1)	$3.25
Royalties ($/mcfe)	$0.15
Operating Cost ($/mcfe)	$0.27
Glacier Operating netback ($/mcfe)	$2.83

2P Recycle Ratio for 2013	2.1x
2P Recycle Ratio for last 3 years	2.7x

(1)	Glacier's Q4 2013 realized natural gas price is $3.25/mcfe which includes adjustments for transportation costs and heat value.

•	The total number of future well locations booked and the estimated ultimate recoverable ("EUR") gas per well assigned by Sproule in their 2013 Glacier reserve report are illustrated in the following table:

	Sproule # of Gross Horizontal Wells Booked		Sproule Average EUR/well
	Developed	Undeveloped	Undeveloped (bcf/well)
Upper	83	169	5.4
Middle	12	57	3.7(1)
Lower	22	72	5.1
Total	117	298

(1)	Sproule booked natural gas liquids at an average propane plus liquids yield of 39 bbls/mmcf raw for the Middle Montney. As a result the average reserves/well for a Middle Montney undeveloped location is 4.2 bcfe.

•	A total of 415 developed and undeveloped locations are booked in Sproule's 2013 Glacier reserve report which is an increase of 55 locations compared to Sproule's 2012 Glacier reserve report. The additional locations resulted from recognition of wells that were drilled during 2013 and undeveloped locations which were primarily assigned in the Middle Montney on lands offsetting new wells.
•	The average 2P EUR assignments per well were increased from 4.7 bcf/well to 5.4 bcf/well for future undeveloped Upper Montney locations and from 5.0 bcf/well to 5.1 bcf/well for future undeveloped Lower Montney locations. The Middle Montney future undeveloped locations were assigned an average 2P EUR of 3.7 bcf/well, which was unchanged, compared to 2012. This was due to the relatively short amount of production history from the existing six Middle Montney wells and only three new Middle Montney wells drilled in 2013.
•	Technical revisions accounted for 25% of the 2P reserve additions in 2013. These revisions, which did not require any increase to FDC, can be attributed to improved well test results and solid production performance from wells in which modified completion techniques were applied in 2012 and 2013.
•	Advantage estimates a total well inventory of 1,416 locations at Glacier based on our current drilling pattern of four wells per section in each of the five Montney development layers. Based on the Sproule 2013 Glacier reserve report which has 415 locations booked, over 1,000 locations remained unbooked.
•	Glacier's proven reserve life index is 26.2 years and its 2P reserve life index is 43 years based on its average fourth quarter 2013 production rate of 108.1 mmcfe/d.
•	Sproule's 2P Glacier forecast of operating income for the five year period of 2014 to 2018 is $1.51 billion which exceeds Sproule's scheduled capital expenditures by $0.74 billion.
•	The 2P Net Present Value determined by Sproule increased by 49% to $2.1 billion as at December 31, 2013 (10% discount factor on a pre-tax basis).

Glacier Production Reaches 135 mmcfe/d Phase VI Target Ahead of Schedule with Capital Spending Below Budget

•	Strong well results from our current drilling program and solid long term production from existing wells contributed to achieving Advantage's Phase VI Glacier production target of 135 mmcfe/d in early March 2014 which is approximately one month ahead of our Phase VI Budget schedule.
•	We anticipate Q1 2014 Glacier production will average between 122 mmcfe/d to 126 mmcfe/d as a result of the higher current production rate in March. Minor plant outages were required during Q1 2014 to accommodate construction work and integration of new well facility pads.
•	Nine new wells from Advantage's Glacier Phase VI program have been brought on production to initially ramp production to 135 mmcfe/d. The remaining 13 new wells from our Phase VI program are expected to provide sufficient production inventory to maintain production at 135 mmcfe/d through to the end of 2014. To date, all planned 22 wells in our Phase VI program have been rig released. New well completions and tie-ins of Phase VI wells will continue through Q2 2014.
•	As a direct comparison to our original Glacier Phase VI capital budget, we now forecast total Phase VI program expenditures to be approximately $151 million which is lower than our budget by approximately $13 million. The reduced capital spending resulted from lower than budgeted well costs due to efficiencies attained through improved drilling times and more streamlined well completion procedures.
•	The reduced capital spending amount of approximately $13 million was redirected to purchase 43.25 net sections of additional Montney lands in Q3 2013 for $6.8 million and to accelerate our Glacier Phase VII program with plans to drill four new wells in March 2014. We will continue with Phase VII drilling through spring break-up and are scheduling new Phase VII wells to be brought on production in early 2015 leading to attainment of our Phase VII production target of 183 mmcfe/d in Q2 2015.

Strong Reserve Replacement Efficiencies & Production Performance Reinforces Advantage's Glacier Three Year Development Plan

•	Sproule's December 31, 2013 Glacier reserves report provides additional confirmation on the quality of Advantage's Montney asset through the achievement of strong reserve replacement efficiencies.
•	Glacier's three year 2P F&D cost of $1.06/mcfe combined with a three year recycle ratio of 2.7 provides a solid foundation and track record in support of Advantage's recently announced Glacier three year development plan (see Advantage press release dated February 4, 2014).
•	Advantage's Glacier three year development plan is expected to increase production per share by 100% and increase cash flow per share by 190% with an average total debt to forward cash flow ratio of approximately 1.5 at an average natural gas price of Cdn $3.75/GJ. Our financial strategy includes natural gas commodity hedges on 44% of forecasted production at an average price of Cdn $3.84/mcf to Q1 2016 and a strengthened balance sheet to complement our development plan.
•	Achievement of Advantage's Glacier Phase VI production target ahead of schedule with lower than budgeted capital expenditures demonstrates our strong operational expertise and execution skills which underpin our three year development plan.
•	Drilling rigs have been secured to initiate our three year development plan which will begin with our Glacier Phase VII program during Q2 2014.
•	The Glacier Phase VII Capital and Operating Budget was approved by our Board of Directors on February 4, 2014 with the following guidance:
Approved Phase VII Budget & Guidance		12 Months ending March 31, 2015
Average Production	(mmcfe/d)	134 to 139
includes NGLs of 900 to 1,100 bbls/day
End of Phase VII Production Rate	(mmcfe/d)	183
Royalty Rate	(%)	5% to 6%
Operating Costs	($/mcfe)	$0.25 to $0.30
Capital Expenditures	($ million)	$260 to $270
Wells Drilled (net)	Dry gas	20
	Liquids rich gas	13
	Total	33

Glacier Reserve Summary

Advantage engaged our independent qualified reserves evaluator Sproule to evaluate the reserves at Glacier in accordance with NI 51-101 and the COGE Handbook.  The following tables incorporate only the reserves assigned to the Company's property at Glacier, Alberta.

Reserves and production information included herein is stated on a Gross (before royalty)Working Interest basis unless noted otherwise. This summary contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release, more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Advantage's Annual Information Form ("AIF") and will be available at www.advantageog.com and www.sedar.com in the coming weeks.

Glacier Gross (before royalties) Working Interest Reserves

Summary as at December 31, 2013

	Natural
	Gas Liquids	Natural Gas	Equivalent
	(mbbl)	(mmcf)	(mboe)
Proved
Developed Producing	731	204,220	34,767
Developed Non-producing	243	27,648	4,851
Undeveloped	6,084	759,424	132,655
Total Proved	7,058	991,292	172,273
Probable	5,945	626,360	110,338
Total Proved + Probable	13,003	1,617,652	282,611

Glacier Present Value of Future Net Revenue using Sproule price and cost forecasts (1)(2)

($000)

	Before Income Taxes Discounted at
	0%	10%	15%
Proved
Developed Producing	$802,614	$466,482	$394,415
Developed Non-producing	117,124	68,895	57,977
Undeveloped	2,585,106	682,770	391,751

Total Proved	3,504,844	1,218,146	844,143
Probable	3,136,407	889,960	590,598
Total Proved + Probable	$6,641,251	$2,108,106	$1,434,741

(1)	Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective December 31, 2013 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future net revenue estimated by Sproule represents the fair market value of the reserves.
(2)	Assumes that development of Glacier will occur, without regard to the likely availability to the Corporation of funding required for that development.

Sproule Price Forecasts

The present value of future net revenue at December 31, 2013 was based upon natural gas and natural gas liquids pricing assumptions prepared by Sproule effective December 31, 2013. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next seven years are summarized in the table below:

	Alberta AECO-C	Henry Hub	Edmonton	Edmonton	Edmonton	Exchange
	Natural Gas	Natural Gas	Propane	Butane	Pentanes Plus	Rate
Year	($Cdn/mmbtu)	($US/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/$Cdn)
2014	4.00	4.17	45.78	69.05	103.50	0.94
2015	3.99	4.15	44.14	66.57	99.78	0.94
2016	4.00	4.17	44.30	66.81	100.14	0.94
2017	4.93	5.04	50.22	75.74	113.53	0.94
2018	5.01	5.12	50.98	76.88	115.24	0.94
2019	5.09	5.19	51.74	78.03	116.97	0.94
2020	5.18	5.27	52.52	79.20	118.72	0.94

Glacier Gross (before royalties) Working Interest Reserves Reconciliation:

	Natural Gas	Natural	Oil
	Liquids	Gas	Equivalent
Proved	(mbbl)	(mmcf)	(mboe)
Opening balance Dec. 31, 2012	1,776	876,281	147,823

Extensions	2,927	96,420	18,997
Improved recovery	-	-	-
Infill Drilling	-	-	-
Discoveries	-	-	-
Economic factors	-	(22)	(4)
Technical revisions	2,385	56,738	11,842
Acquisitions	-	-	-
Dispositions	-	-	-
Production	(30)	(38,125)	(6,384)

Closing balance at Dec. 31, 2013	7,058	991,292	172,273

	Natural Gas	Natural	Oil
	Liquids	Gas	Equivalent
Proved + Probable	(mbbl)	(mmcf)	(mboe)
Opening balance Dec. 31, 2012	2,637	1,396,971	235,466

Extensions	6,598	200,043	39,939
Improved recovery	-	-	-
Infill Drilling	-	-	-
Discoveries	-	-	-
Economic factors	-	(9)	(2)
Technical revisions	3,798	58,772	13,594
Acquisitions	-	-	-
Dispositions	-	-	-
Production	(30)	(38,125)	(6,384)

Closing balance at Dec. 31, 2013	13,003	1,617,652	282,612

Glacier Finding, Development & Acquisitions Costs ("FD&A") (1)(2)(3)

2013 FD&A Costs - Gross (before royalties) Working Interest Reserves excluding Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$155,369	$155,369
Acquisitions net of dispositions ($000)	-	-
Total capital ($000)	$155,369	$155,369
Total mboe, end of year	172,273	282,611
Total mboe, beginning of year	147,823	235,466
Production, mboe	6,384	6,384
Reserve additions, mboe	30,835	53,530
2013 FD&A costs ($/boe)	$5.04	$2.88
2012 FD&A costs ($/boe)	$3.27	$2.08
Three year average FD&A costs ($/boe)	$4.86	$3.42
2013 F&D costs ($/boe)	$5.04	$2.88
2012 F&D costs ($/boe)	$3.27	$2.08
Three year average F&D costs ($/boe)	$4.86	$3.42

NI 51-101
2013 FD&A Costs - Gross (before royalties) Working Interest Reserves including Future Development Capital

	Proved	Proved + Probable
Capital expenditures ($000)	$155,369	$155,369
Acquisitions net of dispositions ($000)	-	-
Net change in Future Development Capital ($000)	152,889	272,189
Total capital ($000)	$308,258	$427,558
Reserve additions, mboe	30,835	53,530
2013 FD&A costs ($/boe)	$10.00	$7.99
2012 FD&A costs ($/boe)	$6.88	$4.41
Three year average FD&A costs ($/boe)	$8.58	$6.36
2013 F&D costs ($/boe)	$10.00	$7.99
2012 F&D costs ($/boe)	$6.88	$4.41
Three year average F&D costs ($/boe)	$8.58	$6.36

(1)	Under NI 51-101, the methodology to be used to calculate F&D costs includes incorporating changes in FDC required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC. Advantage has also presented both F&D (excluding the effects of acquisitions) and FD&A (including the effects of acquisitions) for continuity; however, Advantage's F&D and FD&A costs in the last three years are the same.
(2)	The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
(3)	In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Reserve Definitions

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.  Reserves are classified according to the degree of certainty associated with the estimates as follows:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, expected number of future drilling locations; expectations as to reserves life; expected Q1 2014 Glacier production; expectations as to the number of wells in Advantage's Phase VI required to provide sufficient production inventory to maintain production at 135 mmcfe/d through to the end of 2014; the expectation that new well completions and tie-ins of Phase VI wells will continue through Q2 2014; forecast total capital expenditures for the Glacier Phase VI; number of wells expected to be spud in March 2014 and that Advantage will continue drilling through spring break-up; anticipation that some of our new Phase VII wells will be brought on production in early 2015; expected timing of achieving Advantage's Phase VII production target; expectation of increases in production resulting from Advantage's Glacier three year development plan; expected increases to cash flow per share; expectations of future debt to cash flow ratios; expected timing for commencement of Glacier Phase VII program; and details of Advantage's Glacier Phase VII capital and operating budget including expectations of average production rates, end of Phase VII production rate, royalty rates, operating costs, capital expenditures and number of wells drilled. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

Where any disclosure of reserves data is made in this press release that does not reflect all reserves of Advantage, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
boe	barrels of oil equivalent of natural gas, on the basis of 1 barrel of oil or NGLs for 6 thousand cubic feet of natural gas
mboe	thousand barrels of oil equivalent
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	Billion cubic feet
tcf	trillion cubic feet
mcfe	thousand cubic feet equivalent on the basis of 6 thousand cubic feet of natural gas for 1 barrel of oil or NGLs
mmcfe/d	million cubic feet equivalent per day
tcfe	trillion cubic feet equivalent

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

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Advantage Oil & Gas Ltd.
300, 440 -2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:      (403) 718-8332
Web Site: www.advantageog.com
E-mail:  ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 09:36e 11-MAR-14